[Chapman and Cutler LLP Letterhead]

July 10, 2020

VIA EDGAR CORRESPONDENCE

Kimberly Browning
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Innovator ETFs Trust
File Nos. 333-201473; 811-22926

Dear Ms. Browning

This letter responds to your comments, provided by telephone regarding the registration statement filed on Form N-1A for Innovator ETFs Trust II (the “Trust”) with the staff of Securities and Exchange Commission (the “Staff”) on May 18, 2020 (the “Registration Statement”). The Registration Statement relates to the Innovator Laddered S&P 500 Power Buffer ETF (formerly Innovator Lunt Low Vol/High Beta Tactical ETF) (the “Fund”), a series of the Trust. Capitalized terms used herein, but not otherwise defined, have the meanings ascribed to them in the Registration Statement.

Comment 1 – General

The Staff requests the Fund send a revised notice to shareholders further explaining the basis of the Board’s conclusion that the contemplated changes to the Fund are in the best interest of shareholders. The Staff requests such notice is sent to the Staff before the notice is disseminated to shareholders.

Response to Comment 1

The Fund is neither aware of, nor has the Staff provided, the legal basis for the Staff’s request for the Fund to deliver shareholders with a notice in addition to the notice that was sent to shareholders on May 18, 2020 (the “Shareholder Notice”). In response to comments provided by the Staff on June 22, 2020, the Fund provided to the Staff the basis for which the Board concluded the contemplated changes to the Fund are in the best interest of shareholders. The Fund will provide to shareholders disclosure of these determinations in its next annual report filing in accordance with the requirements of Form N-CSR. Further, the Fund believes that the Shareholder Notice sufficiently communicated the proposed changes to the Fund to allow for shareholders to make an informed investment decision. As of the date of the Shareholder Notice, total shares of the Fund outstanding were 3,250,000, and as of July 8, 2020, total shares outstanding were 550,000. Accordingly, the Fund does not believe that an additional shareholder notice would serve any meaningful purpose for shareholders and, as such notice is not required, respectfully declines to send another notice as requested.

Comment 2 – General

The Staff requests confirmation that the Funds’ next filings will consist of a full registration statement, including all required exhibits (for example a legality opinion), and that the legality opinion will be in compliance with Staff Legal Bulletin No. 19 (CF) and the requirements of Rule 485 of the Securities Act of 1933, as amended (the “1933 Act”).

Response to Comment 2

Pursuant to the Staff’s request, the Fund so confirms.

Comment 3 – General

The Staff requests the Fund confirm that it will delay effectiveness until all outstanding comments are resolved.

Response to Comment 3

The Fund confirms its intent to act in compliance with the requirements of Rule 485 of the Securities Act of 1933. As a courtesy, the Fund is providing these responses at least five business days prior to the effectiveness of the Registration Statement.

Comment 4 – Fee Table

In supplemental correspondence, the Staff requests confirmation regarding whether the Fund will comply with Rule 6c-11 upon effectiveness. If so, the Staff notes certain disclosure must be revised to be in compliance with Rule 6c-11 and the requirements of Form N-1A.

Response to Comment 4

Pursuant to the Staff’s request, the Fund confirms its intent to rely on Rule 6c-11 of the 1940 Act and has revised the disclosure accordingly.

Comment 5 – General

The Staff requests in supplemental correspondence that, pursuant to the Trust’s applicable exemptive relief, the Fund is allowed to pursue fund-of-fund arrangements, including with affiliated funds.

Response to Comment 5

Pursuant to the Staff’s request, the Fund so confirms.

Comment 6 – Fund Name

The Staff believes the name of the Fund, “Innovator S&P 500 Diversified Power Buffer ETF” is misleading. The name includes the term “Diversified” in its name, however the Fund is non-diversified. The Staff requests the term “Diversified” be deleted or the Fund change its name.

Response to Comment 6

Pursuant to the Staff’s comment, the Fund’s name has been changed to “Innovator Laddered S&P 500 Power Buffer ETF”.

Comment 7 – Principal Investment Strategies

While the Staff acknowledges the importance of the underlying funds in the execution of the Fund’s investment strategy, the Staff requests the Fund modify the disclosure set forth in the section entitled “Principal Investment Strategies” to significantly de-emphasize the disclosure relating to the Underlying ETFs. To the extent there is disclosure regarding the Underlying ETFs, the Staff believes it is not appropriate to have such disclosure in the section entitled “Principal Investment Strategies.”

Further, the Staff requests the Fund provide an investment thesis for the Fund at the beginning of the section entitled “Principal Investment Strategies.” In addition, please explain why investors may prefer to invest in the Fund rather than the Underlying ETFs directly. The Staff then requests this explanation is disclosed in plain English in the prospectus so that a reasonable investor may understand. The Staff requests the disclosure is revised such that a reasonable investor understands that they do not receive the benefit of the defined outcomes. Whenever discussing the defined outcomes of the Underlying ETFs, it should be made clear that the defined outcomes of the Underlying ETFs are not guaranteed.

Response to Comment 7

Pursuant to the Staff’s requests, the Fund has revised the section entitled “Principal Investment Strategies,” as set forth on Exhibit A.

Comment 8 – Investment Objective

The Staff notes the Investment Objective currently uses the term “correspond” while the section entitled “Principal Investment Strategies” uses the term “replicate.” Please revise to use consistent terminology.

Response to Comment 8

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 9 – Fees and Expenses of the Fund

The table set forth in the section entitled “Fees and Expenses of the Fund” contains a footnote regarding estimated “Acquired Fund Fees and Expenses.” Given that the Fund has already launched, please confirm that estimates of these expenses is compliant with the requirements of Form N-1A and that the Fund should not instead restate the expenses in the table.

Response to Comment 9

Pursuant to the Staff’s request, the Fee Table has been revised in accordance with the Staff’s comment and is set forth on Exhibit B.

Comment 10 – Portfolio Turnover

The Staff notes the Fund’s disclosure regarding its portfolio turnover references a 30-day fiscal period. The Staff is unsure why the Fund shows this one-month period, and notes it does not believe this is permissible within the instructions of Item 5, Instruction 3 to Form N-1A. The Staff notes this disclosure may not be permissible, since the Fund cannot include information in the prospectus that is not otherwise required. The Staff requests an explanation as to why this information is disclosed in this manner.

Response to Comment 10

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 11 – Principal Investment Strategies

The Staff requests confirmation that the Fund will not have enhanced returns either directly or indirectly.

Response to Comment 11

Pursuant to the Staff’s request, the Fund so confirms.

Comment 12 – General

The Staff notes that the Underlying ETFs seek a defined outcome, which is not guaranteed. The Fund should revise its disclosure to appropriately disclose that the outcomes the underlying funds seek are not guaranteed.

Response to Comment 12

Pursuant to the Staff’s request, the Fund has revised the section entitled “Principal Investment Strategies,” as set forth on Exhibit A.

Comment 13 – Performance

The Staff requests the Fund add disclosure how the Fund’s performance differs from that of the Underlying ETFs. Consider adding disclosure regarding how the Fund’s performance will be different than that of an Underlying ETF.

Response to Comment 13

Pursuant to the Staff’s request, the Fund has revised the section entitled “Principal Investment Strategies,” as set forth on Exhibit A.

Comment 14 – Principal Investment Strategies

The Staff requests clarification on whether, in the event there is a large inflow into the Fund, the Fund will buy additional shares of the Underlying ETF or whether it will hold cash until the rebalance? Please explain how the Fund will deal with cash inflows.

Response to Comment 14

The Fund currently expects to effectuate creations and redemptions of the Fund in-kind and does not expect to either hold or receive large amounts of cash. However, in the event that the Fund does experience a large in-flow of cash, it will use such cash to purchase shares of the Underlying ETFs on a pro rata basis reflecting the Fund’s current asset allocation.

Comment 15 – Principal Investment Strategies

The Staff requests clarification on what the Fund means by “laddered” exposure in plain English.

Response to Comment 15

Pursuant to the Staff’s request, the Fund has revised the section entitled “Principal Investment Strategies,” as set forth on Exhibit A.

Comment 16 – Principal Investment Strategies

The Staff requests the Fund clarify what is meant by the buffer “resetting” so that a reasonable investor would understand its meaning.

Response to Comment 16

Pursuant to the Staff’s request, the Fund has revised the section entitled “Principal Investment Strategies,” as set forth on Exhibit A.

Comment 17 – Principal Investment Strategies

The Staff notes the following disclosure in the Fund’s prospectus:

In a market environment where the value of the S&P 500 Price Index is steadily increasing, this will mean that the Fund will continue to have the ability to increase in value as one of its underlying positions will have to reset its Cap.

This disclosure may give the impression to a reasonable investor that there is no Cap. The Staff requests such disclosure is revised so that a reasonable investor understands the Underlying ETFs are subject to a Cap.

Response to Comment 17

Pursuant to the Staff’s request, the Fund has revised the section entitled “Principal Investment Strategies,” as set forth on Exhibit A.

Comment 18 – Principal Investment Strategies

The Staff requests the Fund make its disclosure more clear that the Fund does not provide a buffer.

Response to Comment 18

Pursuant to the Staff’s request, the Fund has revised the section entitled “Principal Investment Strategies,” as set forth on Exhibit A, and added the following as the first risk in the section entitled “Principal Risks”:

Fund-of-Funds Risk. The Fund does not itself pursue a defined outcome strategy, nor does it seek to provide a buffer against S&P 500 Price Index losses. While the Underlying ETFs seek to provide certain investment outcomes, there is no guarantee that they will successfully do so. Depending upon prevailing market conditions, an investor purchasing Shares of the Fund may experience investment returns that underperform the investment returns provided by the Underlying ETFs themselves. Additionally, as a shareholder in other ETFs, the Fund bears its proportionate share of each ETF’s expenses, subjecting Fund shareholders to duplicative expenses.

Comment 19 – Principal Investment Strategies

The Staff notes the following disclosure in the Fund’s prospectus:

An investment in the Fund, which is invested in the Underlying ETFs at all times, allows a shareholder to participate in the Outcomes of each Underlying ETF without undertaking any additional purchases or sales.

The Staff requests the Fund expand on the term “participate” to clarify that the Fund will not achieve the defined outcome of the Underlying ETFs.

Response to Comment 19

Pursuant to the Staff’s request, the referenced disclosure has been deleted.

Comment 20 – Principal Investment Strategies

The Staff notes that the Fund is an index fund and is not actively managed. Will the Fund include any active management component? Please confirm and clarify that the Fund resets semi-annually and that there is no active component.

Response to Comment 20

Pursuant to the Staff’s request, the Fund confirms that the Index rebalances semi-annually and that there will be no active component of the Fund’s principal investment strategy.

Comment 21 – Principal Investment Strategies

The Staff notes that the Fund may be more heavily invested in a particular Underlying ETF due to market activity or material factors in the market, and that premiums and discounts will be different for each of the Underlying ETFs. How will these factors impact the Fund and what risks will these factors give rise to? What risk exposure will this give rise to for the Fund with less than equal allocation? The Staff requests the Fund revise its disclosure accordingly.

Response to Comment 21

The Fund has considered the Staff’s comment and respectfully declines to make the requested revision as it does not believe that the Staff’s concerns constitute a material risk to the Fund.

Comment 22 – Section 17(a) of the 1940 Act

The Staff requests disclosure regarding whether the Fund will only purchase shares of the Underlying ETFs through secondary market. The Staff notes that if the Fund intends to purchase shares of the Underlying ETFs via in-kind primary purchases, please explain any concerns under Section 17(a) of the 1940 Act.

Response to Comment 22

The Fund confirms that it currently intends to effect purchases of shares of the Underlying ETFs in the secondary market.

Comment 23 – Concentration Policy

The Staff notes that there does not appear to be a concentration policy in the section entitled “Principal Investment Strategies.” The Staff requests such disclosure be added to the Fund’s prospectus pursuant to Item 4 of Form N-1A.

Response to Comment 23

Pursuant to the Staff’s request, the Fund has revised the section entitled “Principal Investment Strategies,” as set forth on Exhibit A.

Comment 24 – Principal Risks

The Staff requests the Fund consider enhancing the risks attendant to the Fund itself. The Staff notes the Fund details extensively the risks associated with the Underlying ETFs; however, the Staff requests additional risk disclosure attendant to the Fund’s holding of twelve Underlying ETFs.

Response to Comment 24

Pursuant to the Staff’s request, the Fund has added the following as the first risk in the section entitled “Principal Risks”:

Fund-of-Funds Risk. The Fund does not itself pursue a defined outcome strategy, nor does it seek to provide a buffer against S&P 500 Price Index losses. While the Underlying ETFs seek to provide certain investment outcomes, there is no guarantee that they will successfully do so. Depending upon prevailing market conditions, an investor purchasing Shares of the Fund may experience investment returns that underperform the investment returns provided by the Underlying ETFs themselves. Additionally, as a shareholder in other ETFs, the Fund bears its proportionate share of each ETF’s expenses, subjecting Fund shareholders to duplicative expenses.

Comment 25 – Principal Risks

The Staff requests the Fund’s principal risks are reordered, consistent with the guidance issued by the Staff in ADI 2019-08 “Improving Principal Risk Disclosure.”

Response to Comment 25

Pursuant to the Staff’s request, the Fund has added “Fund-of-Funds Risk,” set forth above, as the first risk of the section entitled “Principal Risks.” The Fund also highlights that “Underlying ETFs Risk” is the second risk in that section. As the Fund believes these risks are most material to investors, the Fund believes it is compliant with the referenced guidance.

Comment 26 – Principal Risks

The description introducing “Underlying ETFs Risks,” references secondary market purchasers. The Staff requests the Fund consider revising the introduction to this risk to clarify that the investor is buying shares of the Fund, and should disclose the risks of the Fund, rather than those of the Underlying ETFs.

Response to Comment 26

The Fund has considered the Staff’s suggestion but respectfully declines to make any revisions as it believes the disclosure in “Underlying ETF Risk” is sufficiently clear.

Comment 27 – Principal Risks

The Staff notes the “Tax Risks” discloses the tax ramifications of the Underlying ETFs. The Staff notes this disclosure should reference the tax ramifications for the Fund.

Response to Comment 27

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 28 – Principal Risks

The Staff notes disclosure that contemplates the Fund using a “representative sampling approach” is contained in “Non-Correlation Risk” in the section entitled “Principal Risks.” Is the Fund going to use this approach as a principal strategy? If so, the Staff notes the section entitled “Principal Investment Strategies” should be revised.

Response to Comment 28

Pursuant to the Staff’s request, the Fund confirms that utilization of a representative sample strategy is not a principal investment strategy.

Comment 29 – Principal Risks

The Staff notes that to the extent the Fund does not have an “invests in other investment companies” risk, it should be added and disclose the duplicative fees and expenses. Please disclose any waiver or recoupment of fees.

Response to Comment 29

Pursuant to the Staff’s request, the Fund has added the following as the first risk in the section entitled “Principal Risks”:

Fund-of-Funds Risk. The Fund does not itself pursue a defined outcome strategy, nor does it seek to provide a buffer against S&P 500 Price Index losses. While the Underlying ETFs seek to provide certain investment outcomes, there is no guarantee that they will successfully do so. Depending upon prevailing market conditions, an investor purchasing Shares of the Fund may experience investment returns that underperform the investment returns provided by the Underlying ETFs themselves. Additionally, as a shareholder in other ETFs, the Fund bears its proportionate share of each ETF’s expenses, subjecting Fund shareholders to duplicative expenses.

Comment 30 – Principal Risks

The Staff requests the Fund add a “New Fund Risk.” Additionally, please add an “Intraday Indicative Value Risk” if applicable.

Response to Comment 30

The Fund respectfully declines to make the requested revisions as the Fund is not new. Additionally, the Fund has determined that “Intraday Indicative Value Risk” is not a material risk to the Fund because the Fund intends to rely on Rule 6c-11 of the 1940 Act.

Comment 31 – Performance

The Staff requests confirmation that the highest and lowest quarter return figures are accurate.

Response to Comment 31

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 32 – Portfolio Managers

The Staff notes the tenure of the portfolio managers should be updated to clarify that the Fund’s inception references the predecessor fund.

Response to Comment 32

Pursuant to the Staff’s request, the disclosure has been revised to more clearly articulate that the Fund’s portfolio managers began serving in their current role in April 2018, which was not the Fund’s inception date.

Comment 33 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes the following disclosure:

Under various circumstances, it may not be possible or practicable to purchase all of the securities comprising the Index. In those circumstances, the Fund may purchase a representative sample of securities in the Index.

Please clarify whether this disclosure is referencing a temporary defensive strategy. If so, clearly articulate the Fund’s temporary defensive strategy.

Response to Comment 33

Pursuant to the Staff’s request, the Fund confirms that the referenced disclosure does not relate to a temporary defensive strategy.

Comment 34 – Additional Information About the Fund’s Principal Investment Strategies

The Staff notes that the Fund’s current level of disclosure regarding FLEX Options is not appropriate for the Fund and could be misleading to a reasonable investor.

Response to Comment 34

Pursuant to the Staff’s request, the referenced disclosure has been deleted.

Comment 35 – Additional Information About the Fund’s Principal Investment Strategies – Fund Investments

The Staff notes the following disclosure:

“Under normal circumstances, the Fund will invest at least 80% of its total assets in the securities that comprise the Index.”

The Staff notes this disclosure does not match the disclosure in the Fund’s Principal Investment Strategies section.

Response to Comment 35

Pursuant to the Staff’s request, the referenced disclosure has been revised accordingly.

Comment 36 – Additional Information About the Fund’s Principal Investment Strategies – Fund Investments

The Staff requests the Fund ensure that any disclosure appearing in Item 9 disclosure is summarized in the Fund’s Item 4 disclosure. To the extent that Item 9 substantially repeats or is identical to Item 4, Item 9 should provide a comprehensive discussion of the principal strategies and risks that affect the Fund’s portfolio.

Response to Comment 36

Pursuant to the Staff’s request, the disclosure has been revised accordingly.

Comment 37 – Statement of Additional Information

The Staff notes that Fundamental Policy #7 of the section of the Statement of Additional Information entitled “Fund Investment Objective and Policies” references a definition of “concentration” as defined in the 1940 Act. The 1940 Act doesn’t define the term “concentration” nor industry or group of industries. The Commission has previously stated that generally a fund is concentrated in an industry or group of industries if it invests or proposes to invest 25% of its net assets in an industry or group of industries.

Response to Comment 37

The Fund respectfully declines to revise the referenced disclosure as it is a fundamental policy that can only be changed by a vote of the Fund’s shareholders.

********

Please call me at (312) 845-3484 if you have any questions or issues you would like to discuss regarding these matters.

Sincerely yours,

Chapman and Cutler llp

By:	/s/ Morrison C. Warren
Morrison C. Warren

Exhibit A

The Fund will invest at least 80% of its net assets (including investment borrowing) in the exchange-traded funds (“ETFs”) that comprise the Index. The Fund, using an indexing investment approach, seeks investment results that generally correspond, before fees and expenses, to the price and yield of the Index. The Index provider, Refinitiv/Thomson Reuter (“Thomson Reuter” or the “Index Provider”), compiles, maintains and calculates the Index.

The Index is equally-weighted and composed of the shares of twelve ETFs (each, an “Underlying ETF,” and together, the “Underlying ETFs”) that each utilize a defined outcome investing strategy. Defined outcome strategies seek to produce pre-determined investment outcomes based upon the performance of an underlying security or index. The Fund is a “fund-of-funds” and does not itself pursue a defined outcome strategy. However, each of the Underlying ETFs held by the Fund does employ a defined outcome. The shares of the twelve ETFs comprising the Index are set forth below:

1.	Innovator S&P 500 Power Buffer ETF™ — January (PJAN)

2.	Innovator S&P 500 Power Buffer ETF™ — February (PFEB)

3.	Innovator S&P 500 Power Buffer ETF™ — March (PMAR)

4.	Innovator S&P 500 Power Buffer ETF™ — April (PAPR)

5.	Innovator S&P 500 Power Buffer ETF™ — May (PMAY)

6.	Innovator S&P 500 Power Buffer ETF™ — June (PJUN)

7.	Innovator S&P 500 Power Buffer ETF™ — July (PJUL)

8.	Innovator S&P 500 Power Buffer ETF™ — August (PAUG)

9.	Innovator S&P 500 Power Buffer ETF™ — September (PSEP)

10.	Innovator S&P 500 Power Buffer ETF™ — October (POCT)

11.	Innovator S&P 500 Power Buffer ETF™ — November (PNOV)

12.	Innovator S&P 500 Power Buffer ETF™ — December (PDEC)

Each Underlying ETF invests significantly all of it assets in FLexible EXchange® Options (“FLEX Options”) that reference the S&P 500 Price Return Index (“S&P 500 Price Index”). Each Underlying ETF seeks to provide an outcome that is based upon the performance of the S&P 500 Price Index over the course of an approximately one-year time period that begins on the first trading day of the month indicated in the Underlying ETF’s name when the the fund enters into its FLEX Option positions and ends on the market’s closure on the last trading day of the month immediately preceding the month indicated its name when those FLEX Options expire (each, an “Outcome Period”).

If the S&P 500 Price Index increases in value over the duration of an Outcome Period, each Underlying ETF seeks to experience a percentage increase in value that approximately matches the percentage increase experienced by the S&P 500 Price Index, subject to an upside return cap (a “Cap”). If the S&P 500 Price Index decreases in value over the duration of the Outcome Period, each Underlying ETF seeks to experience a percentage decrease in value that approximately matches the percentage decrease experienced by the S&P 500 Price Index, subject to a buffer against of up to 15% of S&P 500 Price Index losses (the “buffer”). Each Underlying ETF will participate in all S&P 500 Price Index losses of greater than 15% on a one-to-one basis. The Underlying ETFs, and not the Fund itself, seek to provide these Outcomes. The Fund does not provide a buffer. There is no guarantee that an Underlying ETF will achieve its Outcomes or successfully provide the buffer. The section entitled “Additional Information Regarding the Fund’s Principal Investment Strategies” contains multiple graphics designed to illustrate the Outcomes sought by the Underlying ETFs based upon the hypothetical performance of the S&P 500 Price Index.

The Index’s constituent securities (the Underlying ETFs) and its equal-weighted methodology, provide laddered exposure, as each Underlying ETF employs an investment strategy that matures, and then resets, at the beginning of the month indicated in its name. This methodology has been designed to help an investor mitigate certain timing risks inherent in the purchase of shares of a single Underlying ETF. Once an Outcome Period has begun an investor that purchases shares of an Underlying ETF may have little upside available to them for the remainder of the Outcome Period (because the Underlying ETF's share price has increased to a level near its Cap) or little ability to benefit from the buffer (because the Underlying ETF's share price has decreased in value by more than 15% at the time of purchase). Because of the Index’s laddered exposure to the twelve Underlying ETFs, at the end of each month, one of the Underlying ETFs will be concluding its Outcome Period and beginning another. This means that every month one of the Underlying ETFs will invest in a new series of FLEX Options, and, accordingly, the Underlying ETF’s buffer and Cap will be reset. In a market environment where the value of the S&P 500 Price Index is steadily increasing, this will mean that the Fund will continue to have the potential to increase in value as one of the Underlying ETFs will have reset its Cap within the past month. In a market environment where the S&P 500 Price Index is steadily decreasing, this will mean that the Fund will have the potential to derive benefit from the buffer of one of the Underlying ETFs will have reset its buffer within the past month.

Innovator Capital Management, LLC, the investment adviser to the Fund and the Underlying ETFs (“Innovator” or the “Adviser”), maintains a webpage for each Underlying ETF that provides current information relating to the Underlying ETF’s sought-after Outcomes, including the performance of the S&P 500 Price Index since the beginning of the Outcome Period, the Underlying ETF’s net asset value (“NAV”), the amount of investment gains possible until the Underlying ETF reaches the Cap, and the amount of 15% buffer remaining. The address for each Underlying ETF’s webpage is set forth in the section entitled “Additional Information About the Fund’s Principal Investment Strategies.” These webpages will not only allow a prospective investor to find current information about each Underlying ETF’s progress through its Outcome Period, but it also provides links to each Underlying ETF’s prospectus and statement of additional information, which describe the principal investment strategies and principal risks of each Underlying ETF in much greater detail. Prospective investors are encouraged to visit one or more of these webpages and read the prospectus and statement of additional information of the Underlying ETFs before investing in an either an Underlying ETF or the Fund.

The Index is reconstituted and rebalanced semi-annually. The Index will be scheduled to rebalance and reconstitute its portfolio securities on the third Wednesday of April and October each year. The Index’s semi-annual rebalance and reconstitution schedule may cause the Fund to experience a higher rate of portfolio turnover. Frequent turnover of the Fund’s portfolio securities may negatively affect the Fund’s performance because the Fund may pay higher levels of transaction costs and generate greater tax liabilities for shareholders.

The Fund is classified as “non-diversified” under the Investment Company Act of 1940, as amended (the “1940 Act”). To the extent the Index concentrates (i.e., holds 25% or more of its total assets) in the securities of a particular industry or group of industries, the Fund concentrates its investments to approximately the same extent.

Exhibit B

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

Management Fees(1)	0.20%
Distribution and Service (12b-1) Fees	0.00%
Other Expenses	0.00%
Acquired Fund Fees and Expenses(1)	0.79%
Total Annual Fund Operating Expenses(1)	0.99%
(1)	Restated to reflect estimated expenses for the fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds.

This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain at current levels. This example does not include the brokerage commissions that investors may pay to buy and sell Shares.

Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:	1 Year	3 Years	5 Years	10 Years
	$100	$313	$544	$1,204

B-1